Filed Pursuant to Rule 433
Registration Statement Number 333-232941
August 11, 2020

COMCAST CORPORATION

$1,750,000,000 1.500% NOTES DUE 2031

$1,500,000,000 2.450% NOTES DUE 2052

$1,250,000,000 2.650% NOTES DUE 2062

Final Term Sheet

Issuer	Comcast Corporation (the “Company”)
Guarantors	Comcast Cable Communications, LLC and NBCUniversal Media, LLC
Issue of Securities	1.500% Notes due 2031 2.450% Notes due 2052 2.650% Notes due 2062
Denominations	$2,000 and multiples of $1,000 in excess thereof
Use of Proceeds	The Company intends to use the net proceeds from the offering entirely for the refinancing of outstanding debt, including its 3.125% notes due July 15, 2022 ($1.0 billion principal amount outstanding as of the date hereof), its 2.85% notes due January 15, 2023 ($750 million principal amount outstanding as of the date hereof), NBCUniversal Media, LLC’s 2.875% notes due January 15, 2023 ($1.0 billion principal amount outstanding as of the date hereof), its 2.75% notes due March 1, 2023 ($1.1 billion principal amount outstanding as of the date hereof), and certain of its other debt with near term maturities. Affiliates of certain of the underwriters may be holders of the 3.125% notes due July 15, 2022, 2.85% notes due January 15, 2023, 2.875% notes due January 15, 2023 or 2.75% notes due March 1, 2023, accordingly, may receive a portion of the net proceeds from this offering.
Indenture	Indenture dated as of September 18, 2013 by and among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee (the “Trustee”), as amended by the First Supplemental Indenture dated as of November 17, 2015 by and among the Company, the guarantors named therein and the Trustee.
Trustee	The Bank of New York Mellon
Expected Ratings[1]	Moody’s: A3; S&P: A-; Fitch: A-
Joint Book-Running Managers	BofA Securities, Inc. Goldman Sachs & Co. LLC

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Morgan Stanley & Co. LLC Wells Fargo Securities, LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC
Co-Managers

Barclays Capital Inc.

BNP Paribas Securities Corp.

Commerz Markets LLC

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

RBC Capital Markets, LLC

Santander Investment Securities Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

DNB Markets, Inc.

ICBC Standard Bank Plc

PNC Capital Markets LLC

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

Academy Securities, Inc.

BNY Mellon Capital Markets, LLC

Loop Capital Markets LLC

Blaylock Van, LLC

CastleOak Securities, L.P.

Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

Trade Date	August 11, 2020
Settlement Date	August 25, 2020 (T+10)
Risk Factors	Investing in the notes involves certain risks. See “Item 1A-Risk Factors” beginning on page 20 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019. Please also read carefully the risk factor “The COVID-19 pandemic could have a material adverse effect on our businesses and results of operations” on page 35 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.
1.500% Notes Due 2031
Aggregate Principal Amount	$1,750,000,000
Maturity Date	February 15, 2031
Interest Rate	1.500% per annum, accruing from August 25, 2020 (calculated on the basis of a 360-day year consisting of twelve 30-day months)
Interest Payment Dates	February 15 and August 15, commencing February 15, 2021
Benchmark Treasury	UST 0.625% due May 15, 2030
Benchmark Treasury Price/Yield	99-29 / 0.635%

Spread to Benchmark Treasury	+90 bps
Yield to Maturity	1.535%
Optional Redemption	The 1.500% Notes due 2031 are redeemable at the option of the Company at any time, in whole or in part, at the “Redemption Price.” The Redemption Price will equal, with respect to the 1.500% Notes due 2031, at any time prior to November 15, 2030 (three months prior to the maturity of the 1.500% Notes due 2031) (the “2031 Par Call Date”), the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of the principal amount of such notes and the scheduled payments of interest thereon (exclusive of interest accrued to the date of redemption) from the redemption date to the 2031 Par Call Date, in each case discounted to the redemption date on a semiannual basis at the Treasury Rate plus 15 basis points, provided that, if the 1.500% Notes due 2031 are redeemed on or after the 2031 Par Call Date, the Redemption Price will equal 100% of the principal amount of such notes; plus, in each case, accrued and unpaid interest thereon to the date of redemption.
Additional Issuances	An unlimited amount of additional 1.500% Notes due 2031 may be issued. The 1.500% Notes due 2031 and any additional 1.500% Notes due 2031 that may be issued may be treated as a single series for all purposes under the Indenture.
CUSIP / ISIN	20030N DN8 / US20030NDN84
Public Offering Price	99.663% plus accrued interest, if any, from August 25, 2020
Underwriters’ Discount	0.400%
Net Proceeds to Comcast, Before Expenses	99.263% per $1,000 principal amount of 1.500% Notes due 2031; $1,737,102,500 total
2.450% Notes Due 2052
Aggregate Principal Amount	$1,500,000,000
Maturity Date	August 15, 2052
Interest Rate	2.450% per annum, accruing from August 25, 2020 (calculated on the basis of a 360-day year consisting of twelve 30-day months)
Interest Payment Dates	February 15 and August 15, commencing February 15, 2021
Benchmark Treasury	UST 2.000% due February 15, 2050
Benchmark Treasury Price/Yield	116-30 / 1.306%
Spread to Benchmark Treasury	+118 bps

Yield to Maturity	2.486%
Optional Redemption	The 2.450% Notes due 2052 are redeemable at the option of the Company at any time, in whole or in part, at the “Redemption Price.” The Redemption Price will equal, with respect to the 2.450% Notes due 2052, at any time prior to February 15, 2052 (six months prior to the maturity of the 2.450% Notes due 2052) (the “2052 Par Call Date”), the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of the principal amount of such notes and the scheduled payments of interest thereon (exclusive of interest accrued to the date of redemption) from the redemption date to the 2052 Par Call Date, in each case discounted to the redemption date on a semiannual basis at the Treasury Rate plus 20 basis points, provided that, if the 2.450% Notes due 2052 are redeemed on or after the 2052 Par Call Date, the Redemption Price will equal 100% of the principal amount of such notes; plus, in each case, accrued and unpaid interest thereon to the date of redemption.
Additional Issuances	An unlimited amount of additional 2.450% Notes due 2052 may be issued. The 2.450% Notes due 2052 and any additional 2.450% Notes due 2052 that may be issued may be treated as a single series for all purposes under the Indenture.
CUSIP / ISIN	20030N DP3 / US20030NDP33
Public Offering Price	99.210% of principal amount plus accrued interest, if any, from August 25, 2020
Underwriters’ Discount	0.750%
Net Proceeds to Comcast, Before Expenses	98.460% per $1,000 principal amount of 2.450% Notes due 2052; $1,476,900,000 total
2.650% Notes Due 2062
Aggregate Principal Amount	$1,250,000,000
Maturity Date	August 15, 2062
Interest Rate	2.650% per annum, accruing from August 25, 2020 (calculated on the basis of a 360-day year consisting of twelve 30-day months)
Interest Payment Dates	February 15 and August 15, commencing February 15, 2021
Benchmark Treasury	UST 2.000% due February 15, 2050
Benchmark Treasury Price/Yield	116-30 / 1.306%
Spread to Benchmark Treasury	+138 bps
Yield to Maturity	2.686%

Optional Redemption	The 2.650% Notes due 2062 are redeemable at the option of the Company at any time, in whole or in part, at the “Redemption Price.” The Redemption Price will equal, with respect to the 2.650% Notes due 2062, at any time prior to February 15, 2062 (six months prior to the maturity of the 2.650% Notes due 2062) (the “2062 Par Call Date”), the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of the principal amount of such notes and the scheduled payments of interest thereon (exclusive of interest accrued to the date of redemption) from the redemption date to the 2062 Par Call Date, in each case discounted to the redemption date on a semiannual basis at the Treasury Rate plus 25 basis points, provided that, if the 2.650% Notes due 2062 are redeemed on or after the 2062 Par Call Date, the Redemption Price will equal 100% of the principal amount of such notes; plus, in each case, accrued and unpaid interest thereon to the date of redemption.
Additional Issuances	An unlimited amount of additional 2.650% Notes due 2062 may be issued. The 2.650% Notes due 2062 and any additional 2.650% Notes due 2062 that may be issued may be treated as a single series for all purposes under the Indenture.
CUSIP / ISIN	20030N DQ1 / US20030NDQ16
Public Offering Price	99.098% plus accrued interest, if any, from August 25, 2020
Underwriters’ Discount	0.800%
Net Proceeds to Comcast, Before Expenses	98.298% per $1,000 principal amount of 2.650% Notes due 2062; $1,228,725,000 total

It is expected that delivery of the notes will be made against payment therefor on or about August 25, 2020, which is the tenth business day following the date hereof (such settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day prior to the settlement date will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322 (or emailing dg.prospectus_requests@bofa.com), Goldman Sachs & Co. LLC at 1-866-471-2526, Morgan Stanley & Co. LLC at 866-718-1649 and Wells Fargo Securities, LLC at 1-800-645-3751.